UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Barings Private Credit Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

06763A 101

(CUSIP Number)

March 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons CPCF SPV, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,559,392
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,559,392

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,559,392
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.59%(1)
12.	Type of Reporting Person (See Instructions) IV

(1)

Based on 81,523,371 shares of common stock, $0.001 par value per share (“Common Stock”) of Barings Private Credit Corporation, a Maryland corporation (the “Issuer”), outstanding as of May 7, 2024 as included in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on May 7, 2024.

1.	Names of Reporting Persons Cresset Partners Private Credit Fund, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,559,392
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,559,392

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,559,392
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.59%(1)
12.	Type of Reporting Person (See Instructions) IV

(1)

Based on 81,523,371 shares of Common Stock of the Issuer, outstanding as of May 7, 2024 as included in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024, filed with the SEC on May 7, 2024.

1.	Names of Reporting Persons Cresset Partners Private Credit Fund MM, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,559,392
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,559,392

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,559,392
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.59%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)

Based on 81,523,371 shares of Common Stock of the Issuer, outstanding as of May 7, 2024 as included in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024, filed with the SEC on May 7, 2024.

1.	Names of Reporting Persons Cresset Partners Private Credit Fund Manager, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,559,392
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,559,392

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,559,392
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.59%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)

Based on 81,523,371 shares of Common Stock of the Issuer, outstanding as of May 7, 2024 as included in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024, filed with the SEC on May 7, 2024.

1.	Names of Reporting Persons Cresset Partners Private Funds Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,559,392
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,559,392

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,559,392
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.59%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)

Based on 81,523,371 shares of Common Stock of the Issuer, outstanding as of May 7, 2024 as included in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024, filed with the SEC on May 7, 2024.

1.	Names of Reporting Persons Cresset Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,559,392
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,559,392

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,559,392
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.59%(1)
12.	Type of Reporting Person (See Instructions) IA

(1)

Based on 81,523,371 shares of Common Stock of the Issuer, outstanding as of May 7, 2024 as included in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024, filed with the SEC on May 7, 2024.

1.	Names of Reporting Persons Cresset Control Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,559,392
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,559,392

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,559,392
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.59%(1)
12.	Type of Reporting Person (See Instructions) CO

(1)

Based on 81,523,371 shares of Common Stock of the Issuer, outstanding as of May 7, 2024 as included in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024, filed with the SEC on May 7, 2024.

1.	Names of Reporting Persons Cresset Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,559,392
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,559,392

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,559,392
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.59%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)

Based on 81,523,371 shares of Common Stock of the Issuer, outstanding as of May 7, 2024 as included in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024, filed with the SEC on May 7, 2024.

Item 1.

(a)	Name of issuer

Barings Private Credit Corporation (the “Issuer”).

(b)	Address of issuer’s principal executive offices

300 South Tryon Street, Suite 2500

Charlotte, North Carolina 28202

Item 2.

(a)	Name of person filing

This Schedule 13G is filed by the following entities (collectively, the “Reporting Persons”):

(1)	CPCF SPV, LLC, a Delaware limited liability company (“CPCF SPV”);

(2)	Cresset Partners Private Credit Fund, LLC, a Delaware limited liability company (“CPCF”), the sole member of CPCF SPV;

(3)	Cresset Partners Private Credit Fund MM, LLC, a Delaware limited liability company, the managing member of CPCF;

(4)	Cresset Partners Private Credit Fund Manager, LLC, a Delaware limited liability company, the management company of CPCF;

(5)	Cresset Partners Private Funds Group, LLC, a Delaware limited liability company, the sole member of Cresset Partners Private Credit Fund MM, LLC;

(6)	Cresset Partners, LLC, a Delaware limited liability company, the sole member of Cresset Partners Private Funds Group, LLC and sub-advisor to Cresset Partners Private Credit Fund Manager, LLC; and

(7)	Cresset Control Corporation, a Delaware corporation, the sole member of Cresset Partners, LLC; and

(8)	Cresset Capital Management, LLC, a Delaware limited liability company, the sole member of Cresset Control Corporation;

and for each Reporting Person, with respect to shares of Common Stock of the Issuer directly held by CPCF SPV as reported in this statement.

CPCF, Cresset Partners Private Credit Fund MM, LLC, Cresset Partners Private Credit Fund Manager, LLC, Cresset Partners Private Funds Group, LLC, Cresset Partners, LLC, Cresset Control Corporation and Cresset Capital Management, LLC exercise shared voting and investment control over the Issuer’s securities directly held by CPCF SPV and may be deemed to beneficially own the securities held of record by CPCF SPV. Each Reporting Person, other than CPCF SPV, disclaims beneficial ownership of all securities of the Issuer held by CPCF SPV, except to the extent of its pecuniary interest therein and this report shall not be an admission that such Reporting Person is the beneficial owner of such securities for purposes of Section 13 of the Act or for any other purpose.

(b)	Address or principal business office or, if none, residence

444 W Lake Street #4700

Chicago, Illinois 60606

(c)	Citizenship

Each of CPCF SPV, CPCF, Cresset Partners Private Credit Fund MM, LLC, Cresset Partners Private Credit Fund Manager, LLC, Cresset Partners Private Funds Group, LLC, Cresset Partners, LLC and Cresset Capital Management, LLC is a Delaware limited liability company. Cresset Control Corporation is a Delaware corporation.

(d)	Title of class of securities

Common Stock, $0.001 par value per share.

(e)	CUSIP No.

06763A 101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) [__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) [__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [__] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [__] Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) [__] An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);

(f) [__] An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

(g) [__] A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);

(h) [__] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [__] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); or

(j) [__] Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

(k) [__] A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

Item 4.	Ownership

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person in this Schedule 13G and is incorporated herein by reference for each Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2024

CPCF SPV, LLC

CRESSET PARTNERS PRIVATE CREDIT FUND, LLC

CRESSET PARTNERS PRIVATE CREDIT FUND MM, LLC

CRESSET PARTNERS PRIVATE CREDIT FUND MANAGER, LLC

CRESSET PARTNERS PRIVATE FUNDS GROUP, LLC

CRESSET PARTNERS, LLC

CRESSET CONTROL CORPORATION

CRESSET CAPITAL MANAGEMENT, LLC

By:	/s/ William A. Rudnick

Name:	William A. Rudnick
Title:	Executive Managing Director